Exhibit 21

Name	State of Incorporation
Boomerang Sub, Inc.	Delaware
Dominion Cellular, Inc.	New Jersey
Diamond Leasing and Management Corp.	Delaware
Boomerang Systems USA Corp.	Delaware
SwingStation, Inc.	Delaware